Contact

www.linkedin.com/in/derrick-w-brown-0619591a (LinkedIn)

Top Skills

New Media
Entertainment
Social Media Marketing

Derrick W Brown

Co-Founder/ CEO CheckN Holdings, Inc.
Miami, Florida, United States

Summary

Extensive Multi Media background with a unique experience of discovering marketing from various perspectives having enjoyed a career that includes TV, radio, print, digital and events. I have been the brainchild for several large-scale marketing campaigns that have produced significant R.O.I for my clients and continue to strive to make the content the world talks about.

Experience

CheckN Holdings, Inc.

Co-Founder/ CEO
February 2020 - Present (4 years 2 months)
Miami, Florida, United States

CheckN is a free mobile Social UTILITY app that tells users where all the people are – in real time – whether they're in your friend group or not, with the added ability to easily connect with other people once at the same venue. Think Waze for people meets Match.com and Foursquare. Users from anywhere can watch real-time videos posted by other users to a venue's CheckN page to see how crowded a venue is and what people there are doing right now. Additionally, the app's Event Exclusives feature is poised to disrupt the industry for branded engagement at live events of all kinds: music tours, sports stadiums, festivals, conferences, and more as the platform enables venues, celebrities, sports clubs, and brands to digitally message, engage, and offer special consideration (free drinks, music, merchandise, discounts, etc.) exclusively to those who are present at a venue - right now - expanding and improving the live event experience for fans, and increasing revenue for venues, artists, and brands. The patent-pending CheckN app is live in both the iOS App Store and Google Play Store and has been extensively tested in a series of larger and larger live-alpha rounds in the wild, with exceptional, viral results. Final trials are currently taking place in Miami in anticipation of official launch in December 2023.

Ten Thousand Acres

President
April 2017 - Present (7 years)
Miami/Fort Lauderdale Area

A multi-platform production company creating original content for film, television and digital networks. Rooted in story telling Ten Thousand Acres is positioned at the forefront of innovation pushing the boundaries of the traditional viewing experience.

Ten Thousand Acres has produced both short and long form content for networks and brands including Discovery, Tru TV, Tik Tok and Triller. Our original series and specials have featured celebrities including Snoop Dogg, Cedric The Entertainer, Omari Hardwick and more.

Daedalus Solutions
Managing Partner
January 2017 - Present (7 years 3 months)
Miami/Fort Lauderdale Area

The driving force behind some of the nations top entertainment properties Daedalus Solutions is an entertainment marketing company focused on the creation and consultation of entertainment platforms. With clients that include venues, artists, festivals and brands Daedalus Solutions is focused on creating the next generation of entertainment experiences.

Commonground/MGS
Director of Branded Entertainment & Talent
November 2014 - April 2016 (1 year 6 months)
Miami/Fort Lauderdale Area

Spearheading the creation and management of entertainment-based vehicles giving our clients the opportunity to engage consumers by creating platforms that align with brand attributes. By keeping a finger on the pulse of culture my team is able to identify and leverage key talent and platform partnerships that create a conversation with consumers that stretches beyond the capabilities of traditional advertising.

OurStage
Vice President
2009 - January 2014 (5 years)

Leading a national sales effort in creating multi-media (television, radio, digital, events) entertainment platforms for advertisers. Other responsibilities include creating and maintaining strategic partnerships with artists (Drake, Bon Jovi, Beyonce), media outlets (Rolling Stone, MTV, ESPN, Radio One) and festivals

(Bonaroo, Coachella, Bumbershoot); as well as working with major music brands to help create music strategy.

R.E.M
President
2007 - 2014 (7 years)
Laurel, MD

Boutique agency focused on pairing Fortune 500's with opportunities within the worlds of sports and entertainment. Executed signature campaigns in events in both the US and Caribbean.

Interep (Global Marketing Division)
National Media Director
2005 - 2007 (2 years)
Lanham, Md

Lead division of Interep focused on creating marketing solutions for Latino and African American consumers. Created national, regional, and local campaigns that significantly increased Intereps revenue in emerging markets.

Cox Radio, Inc
Account Executive
2004 - 2005 (1 year)

Local Account Executive servicing the Miami Florida market. As a local AE responsibilities included cold calling and managing a list of clients that included both Fortune 500's and local businesses.

National Cable Communications
Sales Coordinator
2002 - 2004 (2 years)

Assisted Account Executives in the management of national cable sales efforts at the nations number one cable ref firm. Worked with multiple cable providers that included Comcast, Time Warner, Bright House and more. Worked with both commercial and political clients.

Education

Howard University
Bachelors, Communications · (2000 - 2004)